FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the months of August, September, 2004


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F   __X__              Form 40-F   ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes        _____               No         __X__

Documents Included as Part of this Report

No.        Document

1. August 3, 2004 - Cedara Features Clinical Workflow solutions at the 2004 American Healthcare Radiology Administrators Convention.
2. September 1, 2004 - Cedara announces at the request of Market Regulations that there are no new corporate developments to account for the share price change.
3. September 2, 2004 - Cedara Software Corp. announces earnings conference call.
4.         September 7, 2004 - Cedara Announces Fourth Quarter and 2004
           Year-end Results.
5.         September 9, 2004 - Cedara Approved for Listing on Nasdaq

Document No. 1

                               [GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                                         News Release
Michelle Pommells, Director Product
Communications
Cedara Software Corp.
(905) 672-2100 ext. 2356
info@cedara.com


        Cedara Features Clinical Workflow Solutions at the 2004 American

                Healthcare Radiology Administrators Convention


o Cedara to showcase clinical workflow solutions for remote diagnostic viewing, multi-slice CT reporting, mammography screening, and remote and onsite orthopedic planning




BOSTON, August 3, 2004 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF) a leading independent developer of medical software technologies for the global healthcare market, today announced that is featuring its clinical workflow management solutions at the 2004 annual American Healthcare Radiology Administrators (AHRA) Meeting and Exposition, at the Hynes Convention Centre, Boston, Massachusetts, August 1 to August 5, 2004.

A well-known magnet for radiology administrators, AHRA dedicates itself to addressing the needs of healthcare and imaging administrators and promoting the highest level of management practices in the administration of healthcare and radiological sciences. At this year's meeting, Cedara will show case clinical workflow solutions that meet the mobility needs of imaging centers and ambulatory care institutions and a range of clinical applications that are changing the way radiology images are managed.

According to Jacques Cornet, Cedara's VP of Marketing and Operations, "Radiologists and other specialists are looking to healthcare vendors to provide seamless, integrated solutions that go beyond simple PACS integration. They want comprehensive clinical workflow solutions that allow heterogeneous systems to coexist. This has been a strategic area of focus at Cedara because we are convinced this will make a real difference."

Over the past year, Cedara has developed workflow applications for orthopedics, mammography, multi-slice CT and oncology, to name a few, that address radiologist and specialists' day-to-day clinical workflow needs while simultaneously achieving rapid image reconstruction times.

Cedara is exhibiting a number of clinical workflow solutions at the AHRA:

    > Cedara I-Reach(TM), an advanced web-PACS solution that addresses the mobility needs of the entire hospital enterprise. Cedara I-Reach features a comprehensive set of specialist tools, such as orthopedic templates. This year, Cedara will also add Progressive Decompression technology to offer better performance for image display.

    > Cedara I-Report CT(TM), one of the most advanced CT (Computed Tomography)-focused reporting workstations on the market today. The software features optimized navigation tools for the very largest of multi-slice data sets, fully integrated, easy to use 3D volume rendering, MPR, and measurement tools, support for orthopedic templates, and soon to be released software for PET/CT and lung CAD (Computer Assisted Diagnosis). New viewing protocols, flexible navigation, and keyboard shortcuts dramatically improve workflow and usability of this application. While addressing the special needs of CT, the product also supports all other major medical imaging modalities.

    > Cedara I-ReadMammo(TM), unarguably the best digital mammography screening and diagnostic workstation in the industry for mammography's unique workflow. This new FDA approved product utilizes dedicated mammography tools that are specially designed to improve ease of use and automate presentation procedures to optimize current and prior mammography images.

    > Cedara OrthoWorks(TM), a complete PACS treatment and digital planning solution for orthopedic surgeons. Specially designed to improve the efficiency of clinical workflow, the application includes acquisition capabilities for all orthopedic modalities, including Computed Tomography, Magnetic Resonance Image, Computed Radiography, Digital Radiography and film digitizers. It makes digital orthopedics work for clinics by increasing image management efficiency, enabling consistent remote planning, and reducing future costs.



For more information about these products. please visit the Cedara booth at the American Healthcare Radiology Administrators Meeting and Exposition in Boston, Massachusetts, August 1 - 5, at the Hynes Convention Centre, booth 329.

For more information about Cedara, visit the Cedara website at www.cedara.com or contact:

Michelle Pommells, Cedara Software Corp.,
(905) 672-2100 ext. 2356.
Email: info@cedara.com.

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com


About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

Document No. 2

                               [GRAPHIC OMITTED]



                                                               News Release


FOR IMMEDIATE RELEASE:


Attention: Business/Financial Editors





September 1, 2004

TORONTO, CANADA - CEDARA SOFTWARE CORP. (TSX:CDE/OTCBB:CDSWF)

At the request of Market Regulation Services Inc., formerly part of the Toronto Stock Exchange, Cedara Software Corp. would like to announce that there are no new corporate developments to account for the decline in its stock price today.



Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


For investor-related inquiries, contact:

Brian Pedlar, Chief Financial Officer
(905) 672 2100 ext. 2015
Email: bpedlar@cedara.com

Document No. 3

                               [GRAPHIC OMITTED]

                                                              News Release



Cedara Software Corp. Announces Earnings Conference Call


Toronto, September 2, 2004 - Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, announced that it will release its financial results for the 2004 fiscal year ended June 30, 2004 on Tuesday, September 7, 2004 after the market close.

Cedara will conduct a conference call and web cast to discuss results and corporate strategy on Wednesday, September 8, 2004 at 11:00 a.m. (Eastern
Time), with a question and answer session to follow. To participate in the conference call please dial 416-405-9310 or 1-877-211-7911, five to ten minutes prior to the September 8, 11:00 a.m. start of the call.

The conference call can also be accessed via audio web cast by visiting http://www.cedara.com/investors/teleconference_webcast.htm


This conference call will be recorded and will be available on instant replay at the end of the call, until midnight October 13, 2004.


To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 3085865#.


About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Document No. 4

                               [GRAPHIC OMITTED]


NEWS RELEASE


Attention: Business/Financial Editors:



                           Cedara Software Announces
              Fourth Quarter Results and Record Year End Earnings


September 7, 2004

TORONTO, CANADA - CEDARA SOFTWARE CORP. (TSX:CDE/OTCBB:CDSWF) today announced results for its fourth quarter and fiscal year ended June 30, 2004.

For the year ended June 30, 2004, revenues were $50.4 million, up 67% from the $30.1 million reported in fiscal 2003. The Company posted a record net income of $15.6 million for fiscal 2004 compared to a net loss of $13.3 million last year. Diluted earnings per share were $0.54 compared to a loss of $0.55 per share in 2003. Software license revenues were $33.8 million in 2004, an increase of $22.2 million over the previous year support services revenue increased to $4.6 million in 2004 compared to $3.9 million in 2003 and engineering services revenue was down $2.6 million year-over-year to $12.0 million in fiscal 2004.

Cedara's revenues in the fourth quarter were $14.7 million compared to $6.6 million recorded in the same period last year. The Company posted net income of $4.9 million for the fourth quarter of fiscal 2004, compared to a net loss of $3.7 million in the same quarter last year. Earnings per share in the quarter were $0.16 ($0.15 per share on a diluted basis), compared to a loss per share of $0.15 in the same period last year. Gross margin of 75% of revenue in the fourth quarter of fiscal 2004 was substantially improved from the 64% posted in the fourth quarter of the previous fiscal year. Earlier, Cedara announced two major agreements with OEM partners, both of which contributed to the increase in revenues and earnings for the quarter.

Operating expenses for the year ended June 30, 2004 were $22.9 million, a decrease of $8.3 million compared to the prior year. The decline in overall operating expenses reflects the impact of Cedara's cost reduction measures initiated in fiscal 2003, which continued in 2004. Fiscal 2004 operating activities provided $13.0 million of cash, an improvement of $14.4 million, compared to cash used in operating activities of $1.4 million in the last fiscal year. Discontinued operations consumed cash of $0.4 million in fiscal 2004 compared to cash consumed by discontinued operations of $1.9 million last year.

"We expect to continue our efforts to control expenses and to invest Cedara's financial resources in strategic initiatives that will strengthen the bottom line," said Brian Pedlar, Cedara's Chief Financial Officer. "Our strong cash flow from operating activities, our recent financing and our substantially improved balance sheet should well position Cedara to build on the momentum in fiscal 2005".

"Fiscal 2004 was an excellent year for Cedara, one in which the Company achieved very significant financial and market milestones," said Abe Schwartz, Cedara's President and Chief Executive Officer. "Cedara ended the year with record earnings, a sound balance sheet and in a strong position to take advantage of new growth opportunities", added Schwartz.


Conference Call Information

The Cedara Software Corp. fourth quarter fiscal 2004 conference call and web cast to discuss results, corporate strategy and outlook is scheduled for 11:00 am EST on Wednesday, September 8, 2004. The conference call can be accessed via audio web cast by visiting www.cedara.com/investors/index.html or by going to www.cedara.com and clicking on "Investors". Participants in the conference call are asked to dial 416-405-9310 or 1-877-211-7911, five to ten minutes prior to the September 8, 2004, 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight October 13, 2004. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 3085865#.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.


Three pages of consolidated financial statements follow:

CEDARA SOFTWARE CORP.




Consolidated Balance Sheets
(In thousands of Canadian dollars)

----------------------------------------------------------------------------------------------------
                                                                                  June 30
                                                                   --------------------------------
                                                                          2004             2003
----------------------------------------------------------------------------------------------------
Assets

Current assets:
     Cash & cash equivalents                                       $    40,510      $         -
     Short-term investments                                             10,902                -
     Accounts receivable                                                 7,449            5,551
     Inventory                                                             268              472
     Prepaid expenses and other assets                                     881              876
----------------------------------------------------------------------------------------------------
                                                                        60,010            6,899

Capital assets                                                           2,201            2,568
Long-term investment                                                       510              472
Goodwill                                                                 9,053            9,053
Intangible assets                                                          373              542
Deferred development costs                                                   -              335
----------------------------------------------------------------------------------------------------
                                                                   $    72,147      $    19,869
----------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank indebtedness                                             $         -      $     9,493
     Accounts payable and accrued liabilities                            4,207            6,278
     Deferred revenue                                                      861              532
     Current liabilities of discontinued operations                        986            2,460
----------------------------------------------------------------------------------------------------
                                                                         6,054           18,763

Convertible subordinated debentures                                          -            2,851
Non current portion of provision for loss on sublease                       44              108

Shareholders' equity (deficiency):
     Capital stock                                                     161,536          106,328
     Contributed surplus                                                   388                -
     Warrants                                                                -            3,260
     Deficit                                                           (95,875)        (111,441)
----------------------------------------------------------------------------------------------------
                                                                        66,049           (1,853)
----------------------------------------------------------------------------------------------------
                                                                   $    72,147      $    19,869
----------------------------------------------------------------------------------------------------


CEDARA SOFTWARE corp.

Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

---------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended           Year Ended
                                                                       June 30                 June 30
                                                            --------------------------------------------------
                                                                  2004         2003        2004         2003
---------------------------------------------------------------------------------------------------------------
                                                                  (unaudited)

Revenue                                                      $  14,685    $   6,588   $  50,386   $   30,148

Direct costs                                                     3,648        2,346      11,356       11,081
---------------------------------------------------------------------------------------------------------------

Gross margin                                                    11,037        4,242      39,030       19,067

Expenses:
     Research and development                                    2,214        2,378       8,599        9,400
     Sales and marketing                                         1,595          836       5,075        4,124
     General and administration                                  2,125        1,924       7,258        8,169
     Severance costs                                               326           78         206        2,332
     Other charges (income)                                       (283)       1,106         (43)       2,822
     Lease exit costs                                               --          561          --          561
     Amortization of intangible assets                              86          278         235        1,461
     Depreciation and amortization                                 315          570       1,577        2,376
---------------------------------------------------------------------------------------------------------------
                                                                 6,378        7,731      22,907       31,245
---------------------------------------------------------------------------------------------------------------

Income (loss) before interest expense                            4,659       (3,489)     16,123      (12,178)

Interest income (expense), net                                     201         (248)       (557)      (1,134)
---------------------------------------------------------------------------------------------------------------

Net income (loss)                                            $   4,860    $  (3,737)  $  15,566   $  (13,312)
===============================================================================================================

Earnings (loss) per share:
     Basic                                                   $    0.16    $   (0.15)  $    0.59   $    (0.55)
     Diluted                                                 $    0.15    $   (0.15)  $    0.54   $    (0.55)
===============================================================================================================


Weighted average number of shares outstanding:
     Basic                                                   31,043,959   24,157,621   26,295,237   24,157,621
     Diluted                                                 33,341,097   24,157,621   29,183,507   24,157,621


CEDARA SOFTWARE corp.


Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

------------------------------------------------------------------------------------------------------------------------
                                                                       Three Months Ended             Year Ended
                                                                             June 30                    June 30
                                                                  ------------------------------------------------------
                                                                    2004            2003           2004         2003
------------------------------------------------------------------------------------------------------------------------
`                                                                        (Unaudited)


Cash provided by (used in):
Operating activities:
   Loss from continuing operations                            $    4,860        $  (3,737)    $  15,566    $ (13,312)
   Items not involving cash:
        Depreciation and amortization                                401              848         1,812        3,837
        Accretion of interest on convertible debentures                -               16            36           63
        Stock based compensation charges                             128                -           128            -
        Lease exit costs                                               -              561             -          561
        Other                                                       (184)             642            91          669
------------------------------------------------------------------------------------------------------------------------
                                                                   5,205           (1,670)       17,633       (8,182)

   Change in non-cash operating working capital:
        Accounts receivable                                          354            3,917        (3,054)       4,951
        Inventory                                                     96              (79)          204            1
        Prepaid expenses and other assets                            201             (172)           (5)          36
        Accounts payable and accrued liabilities                     248              475        (2,130)       2,162
        Deferred revenue                                            (924)            (208)          329         (358)
------------------------------------------------------------------------------------------------------------------------
                                                                     (25)           3,933        (4,656)       6,792
------------------------------------------------------------------------------------------------------------------------
                                                                   5,180            2,263        12,977       (1,390)

Investing activities:
   Increase in restricted cash                                         -                -             -          226
   Additions to intangible assets                                    (49)             (38)         (115)        (111)
   Additions to capital assets                                      (240)            (313)         (896)      (1,351)
   Decrease in short-term investments                            (10,902)               -       (10,902)           -
------------------------------------------------------------------------------------------------------------------------
                                                                 (11,191)            (351)      (11,913)      (1,236)

 Financing activities:
   Issue of shares on equity financing                                60                -        47,160            -
   Issue of shares on exercise of stock options                      432                -         2,056            -
   Issue of shares on exercise of warrants                             -                -           105            -
   Increase (decrease) in bank indebtedness                            -           (1,355)       (9,493)       4,558
------------------------------------------------------------------------------------------------------------------------
                                                                     492           (1,355)       39,828        4,558
------------------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents from continuing operations    (5,519)             557        40,892        1,932
Change in cash and cash equivalents from discontinued operations      (8)            (557)         (382)      (1,932)
Cash and cash equivalents, beginning of period                    46,037                -                          -
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      $   40,510        $       -     $  40,510    $       -
========================================================================================================================


Certain prior years' and periods' figures have been reclassified to conform to the current year's presentation.

For further information, please contact:
Brian Pedlar, Chief Financial Officer
Cedara Software Corp., (905) 672-2100, brian.pedlar@cedara.com

Document No. 5

                               [GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

                                                                News Release


Attention: Business/Financial Editors



                     Cedara Approved for Listing on NASDAQ


Toronto, September 9, 2004 - Cedara Software Corp. (TSX:CDE/NASDAQ:CDSW) is pleased to announce that NASDAQ has approved Cedara's application to list its securities on The NASDAQ National Market.

Trading in Cedara's common shares is scheduled to commence at market open on Tuesday, September 14, 2004. Cedara's NASDAQ trading symbol will be "CDSW".

"Cedara is delighted to be listed on The NASDAQ National Market again. This is a further milestone in Cedara's turnaround," said Abe Schwartz, Cedara's President and Chief Executive Officer. "Cedara has a number of loyal and long-time investors in the United States and regaining our NASDAQ listing will help in generating more interest in Cedara as an investment".

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


For more information about Cedara, visit the Cedara website at www.cedara.com or contact:


Brian Pedlar, Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
brian.pedlar@cedara.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 9, 2004


                                      CEDARA SOFTWARE CORP.


                                      By:  /s/ Brian Pedlar
                                           ----------------------
                                      Brian Pedlar
                                      Chief Financial Officer